ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (the "Agreement") is made and entered into by and between MicroLnk, LLC, a Nebraska limited liability company (the "Seller") and KeyOn Communications Holdings, Inc., a Delaware corporation (the "Buyer"), effective upon the date of the last party to sign (the “Effective Date”).

RECITALS

A.
Seller operates communications systems providing wireless internet access and other related internet services to both residential and commercial customers in Nebraska and Iowa (the “Business”), and owns certain assets used in providing such services to its customers of the Business; and

B.	Seller desires to sell to Buyer and Buyer desires to acquire certain assets of the Business subject to the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing Recitals and the mutual promises and agreements set forth herein, the parties agree as follows:

ARTICLE I.
PURCHASE AND SALE OF ASSETS

1.1 Agreement to Purchase and Sell. Upon the terms and conditions set forth herein, Seller shall sell, convey, assign, transfer and deliver to Buyer and Buyer shall purchase and acquire from Seller at Closing (as defined in Section 1.4 hereof) all of Seller's right, title and interest in and to the assets hereinafter specified (said assets to be sold, conveyed, transferred, assigned and delivered to Buyer being hereinafter collectively referred to as the "Assets"). The Assets consist of the following:

(a)
the equipment, supplies, inventory and other business personal property set forth in Schedule 1.1(a), which is attached hereto and by this reference incorporated herein (less such property that was sold or consumed during the ordinary course of business since September 30, 2007) and such other like personal property inadvertently omitted from such exhibit, provided such omitted property is exclusively used in the operation of the Business and owned by Seller, (the “Personal Property”);

(b)	the site leases noted on Schedule 1.1(b) and any related deposits (the “Site Leases”);

(c)	all subscriber contracts for wireless internet access to, and leased equipment noted on Schedule 1.1(c) (“Subscriber Contracts”) and any related deposits (the “Subscriber Contract Deposits”);

(d)	all warranties held by Seller with respect to the Assets to the extent such warranties are assignable;

(e)
all financial and operating records related solely to the Business (including all of Seller’s customer lists, books and records, engineering data, equipment lists, parts lists, reseller lists, and customer correspondence and telephone logs relating to the Business) in Seller's possession on the Closing Date, provided Seller may retain a copy of such records for administrative and audit related purposes;

(f)	all prepaid rent on the Site Leases;

(g)	accounts receivable of the Business that are less than sixty-one (61) days old as of Closing; and

(h)	the trade name “MicroLnk” and all goodwill associated therewithall Web sites, domain names and e-mail addresses associated with the Business.

Notwithstanding any provision to the contrary contained in this Agreement, the following items shall not be included in the Assets: (i) Seller’s cash and cash equivalents, sums in checking, clearing and depository accounts, credit cards or accounts and investments and promissory notes, (ii) accounts receivable of the Business that are greater than sixty (60) days old as of Closing, (iii)  any asset and record not relating to the Business, (iv) all corporate, accounting and tax records relating to the Business, (v) refunds for taxes and insurance premiums, (vi) insurance polices, (vii) employee benefit plans, (viii) prepaid insurance, and (ix) any other asset not specifically set forth in Section 1.1(a)-(h) above.

1.2 Purchase Price. In consideration for the sale of the Assets, Buyer shall pay to Seller Six Hundred Seventy Five Thousand Dollars ($675,000) plus an amount equal to (a) the amount of the accounts receivable of the Business that are greater than thirty (30) days old, but less than sixty-one (61) days old as of Closing, (b) that portion of the amount of the accounts receivable of the Business that is less than thirty-one (31) days old as of Closing and was earned by Seller prior to Closing by providing the customer service prior to Closing and (c) that portion of expenses of the Business that were prepaid including, but not limited to, prepaid rent on the Site Leases, that has not yet accrued as of Closing and for which Buyer will receive an economic benefit post-Closing and , less (i) an amount equal to Subscriber Contract Deposits and (ii) that portion of revenue received on Subscriber Contracts not yet earned as of Closing,(the "Purchase Price"), which shall be payable at Closing in good funds in the form of a cashier’s check. The form of closing statement to reflect the adjustments required by this section is attached hereto and marked Schedule 1.2.

1.3  Assumption of Certain Liabilities. Buyer shall assume only those liabilities related to the Business or Assets which are referred to in this Section 1.3 or are otherwise expressly assumed in this Agreement (the "Assumed Liabilities"). “Assumed Liabilities” include:

(a)	all obligations of Seller arising after the Closing Date under the Site Leases;

(b)
all obligations of Seller arising after the Closing Date under the Subscriber Contracts including, but not limited to, product returns, maintenance and repair in the Ordinary Course of Business consistent with past practice of Seller and the return of any deposit due any Subscriber; and

(c)
all obligations of Seller arising after the Closing Date under telecommunications access and usage obligations (including all transport, termination and backhaul agreement obligations) and the other obligations as detailed on Schedule 1.3(c) (the “Telecommunication Obligations”).

1.4 Closing. The closing of the sale and purchase of the Assets shall take place at the offices of Harding & Shultz, P.C., LLO in Lincoln, Nebraska at 10:00 a.m. on October 22, 2007, or at such other time, date and place as shall be agreed by the parties hereto (the "Closing"), provided the closing conditions of Buyer and Seller shall have been satisfied in accordance with Article IV of this Agreement. Delivery of possession of the Assets from Seller to Buyer shall take place at Closing.

ARTICLE II.
OTHER AGREEMENTS

2.1 Condition of Assets. Buyer acknowledges and agrees that except for the warranties and representations specifically set forth in this Agreement, Seller has not made, does not make and specifically negates and disclaims any representation, warranty, promise, covenant, agreement or guaranty of any kind or character whatsoever, whether express or implied, oral or written, past, present or future, of, as to, concerning or with respect to the Assets. Buyer further acknowledges and agrees that having been given the opportunity to inspect the Assets, Buyer is relying solely on his own investigation of the Assets and, except as contemplated in this Agreement, not on any information provided or to be provided by Seller. Seller is not liable or bound in any manner by any oral or written statements, representations or information pertaining to the Assets, or the operation thereof, furnished by any broker, agent, employee, servant or other person. Buyer further acknowledges and agrees that to the maximum extent permitted by law, but subject to the terms of this Agreement, the sale of the Assets as provided for herein is made on an "AS IS" condition and basis with all faults.

2.2 Seller Indemnification. Seller agrees to defend, indemnify and hold harmless Buyer against, and to reimburse Buyer on demand for, any payment, loss, cost or expense (including professional fees and reasonable costs of investigation incurred in defending against such payment, loss, cost, expense or claim therefore) made or incurred by or asserted against Buyer with respect to any liability of Seller which is not any one of the Assumed Liabilities.

2.3 Buyer Indemnification. Buyer agrees to defend, indemnify and hold harmless Seller against, and to reimburse Seller on demand for, any payment, loss, cost or expense (including professional fees and reasonable costs of investigation incurred in defending against such payment, loss, cost, expense or claim therefore) made or incurred by or asserted against Seller with respect to any one of the Assumed Liabilities.

2.4 Billing Services. From and after the Closing, Seller agrees to continue to provide the billing and collection services for the subscribers, in a manner consistent with past practices until the earlier of (a) 10 day advance notice from Buyer to Seller that Buyer will assume such services or (b) April 30, 2008. Seller shall be compensated at a rate of $0.50 per subscriber per month in exchange for providing such services through December 31, 2007 and at a rate of $1.00 per subscriber per month in exchange for providing such services between January 1, 2008 and April 30, 2008.

ARTICLE III.
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of Seller. Seller represents and warrants to Buyer as follows:

3.1.1 Organization; Power. Seller is a limited liability company duly organized and validly existing under the laws of the State of Nebraska and has all requisite power and authority to own, operate and lease its properties and to carry on its business as now being conducted and to enter into this Agreement and perform its obligations hereunder.

3.1.2 Authority Relative to Agreement. This Agreement has been duly executed and delivered by Seller and constitutes the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as such enforcement is limited by bankruptcy, insolvency and other similar laws affecting the enforcement of creditors' right generally and by equitable principles.

3.1.3 Effect of Agreement. The execution, delivery and performance of this Agreement by Seller and the consummation of the transactions contemplated hereby have been duly authorized by Seller and will not violate, with or without the giving of notice and/or the passage of time, any provisions of law applicable to Seller, and will not conflict with or result in the breach or termination of any provision of, or constitute a default under, or result in the creation of any lien, charge, or encumbrance upon any of the properties or assets of Seller pursuant to any mortgage, deed of trust, indenture, or other agreement or instrument or any order, judgment, decree, statute, regulation or any other restriction of any kind or character, to which Seller is a party, or by which Seller may be bound.

3.1.4 No Brokers. Except for Seller’s agreement with Corporate Ventures, Seller has not entered into any contract, arrangement, or understanding with any person or firm to pay any finder's fees, brokerage or agent's commission, or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby.

3.1.5 Title. Seller has good and marketable title to the Assets, and as of Closing will be free and clear of all encumbrances and liens.

3.1.6 Subscribers. All of the subscribers as described on Schedule 1.1(c) are actual wireless broadband customers of the Business, who have not expressed a desire to cancel.

3.2 Representations and Warranties of Buyer. Buyer represents and warrants to Seller as follows:

3.2.1 Organization; Power. Buyer is a corporation organized and validly existing under the laws of the State of Delaware and has all requisite power and authority to own, operate and lease its properties and to carry on its business as now being conducted and to enter into this Agreement and perform its obligations hereunder.

3.2.2 Authority Relative to Agreement. This Agreement has been duly executed and delivered by Buyer and constitutes the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as such enforcement is limited by bankruptcy, insolvency and other similar laws affecting the enforcement of creditors' right generally and by equitable principles.

3.2.3 Effect of Agreement. The execution, delivery and performance of this Agreement by Buyer and the consummation of the transactions contemplated hereby have been duly authorized by Buyer and will not violate, with or without the giving of notice and/or the passage of time, any provisions of law applicable to Buyer, and will not conflict with or result in the breach or termination of any provision of, or constitute a default under, or result in the creation of any lien, charge, or encumbrance upon any of the properties or assets of Buyer pursuant to any mortgage, deed of trust, indenture, or other agreement or instrument or any order, judgment, decree, statute, regulation or any other restriction of any kind or character, to which Buyer is a party, or by which Buyer may be bound.

3.2.4 No Brokers. Buyer has not entered into any contract, arrangement, or understanding with any person or firm to pay any finder's fees, brokerage or agent's commission, or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby.

3.2.5 Acknowledgment. Buyer acknowledges (a) it is a sophisticated party conducting the same type of business as the Business and appreciates the risks associated with the acquisition of the Assets and running the Business after Closing, (b) except as otherwise expressly set forth in this Agreement, the Assets shall be conveyed to Buyer on an “as-is, where-is” basis without any representations or warranties of any kind, express or implied, either oral or written, made by Seller or any agent or representative of Seller with respect to the Business or the Assets and (c) except as otherwise expressly set forth in this Agreement, Seller has made and makes no warranty or representation whatsoever and hereby disclaims any implied warranty regarding the fitness for particular purpose, condition, quality or merchantability of the Business or the Assets or any portion thereof.

ARTICLE IV.
CONDITIONS OF CLOSING

4.1 Buyer's Conditions of Closing. The obligations of the Buyer under this Agreement are subject to the fulfillment at or prior to the Closing of the following conditions:

(a)	Seller shall have executed the Bill of Sale, Assignment and Assumption Agreement in the form attached hereto as Exhibit A;

(b)	Seller shall have executed the Site License in form attached hereto as Exhibit B;

(c)
There has been no material inaccuracy in the representations and warranties of Seller set forth in Article III hereof and such representations and warranties shall be true and correct in all material respects as of the date of Closing as though made on and as of such date; and

(d)	Seller shall have performed all of its obligations required to be performed by and under this Agreement prior to the date of Closing.

4.2 Seller's Conditions of Closing. The obligations of the Seller under this Agreement are subject to the fulfillment, at or prior to the Closing, of the following conditions:

(a)	Seller shall receive from Buyer a cashier’s check in the amount equal to the Purchase Price;

(b)	Buyer shall have executed the Bill of Sale, Assignment and Assumption Agreement in the form attached hereto as Exhibit A;

(c)	Buyer shall have executed the Site License in form attached hereto as Exhibit B;

(d)
There has been no material inaccuracy in the representations and warranties of Buyer set forth in Article III hereof and such representations and warranties shall be true and correct in all material respects as of the date of Closing as though made on and as of such date; and

(e)	Buyer shall have performed all of his obligations required to be performed by and under this Agreement prior to the date of Closing.

4.3 Remedies. If the conditions of Closing for a party have not been materially fulfilled or performed without a default by either party and such nonfulfillment or nonperformance shall not have been waived, this Agreement shall terminate in which event neither Buyer nor Seller shall have any liability one to the other. If the conditions of closing for a party not in default have not been fulfilled or performed due to a default of the other party, and such default has not been waived by the non-defaulting party, such non-defaulting party either may terminate this Agreement, in which event neither Buyer nor Seller shall have any liability one to the other, or the non-defaulting party may pursue any right or remedy available to such party at law or in equity. If the conditions of Closing for both parties have not been materially fulfilled or performed without a default by either party and such nonfulfillment or nonperformance shall not have been waived, this Agreement shall automatically terminate, in which event neither Buyer nor Seller shall have any liability one to the other. The parties hereto hereby acknowledge that this Agreement involves the transfer of unique property, which transfer obligation, if not met, will impose substantial hardship and irreparable injury and agree that specific performance of the obligations hereunder is a remedy immediately available to a non-defaulting party, which remedy is in addition to, and not in limitation of, any other remedy at law or in equity including, but not limited to, the remedy hereunder and the remedy of damages to the non-defaulting party.

ARTICLE V.
MISCELLANEOUS

5.1 Binding Effect; Benefits. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

5.2 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

5.3 Delivery of Documents. This Agreement properly executed and any document or notice required or permitted to be delivered hereunder shall be sufficiently delivered on the date of delivery if personally delivered or if delivered by reputable overnight courier or five days after the date deposited with the U.S. Mail if delivered by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If to Seller:	MicroLnk, LLC
ATTN: Lawrence S. Bird 1701 Windhoek Drive Lincoln, NE 68512

with a copy to:	Tim O'Neill
HARDING & SHULTZ, P.C., LLO 800 Lincoln Square 121 South 13th Street P.O. Box 82028 Lincoln, NE 68501-2028

If to Buyer:	KeyOn Communications, Inc.
4061 Dean Martin Drive Las Vegas, NV 89103

or to such other address as any party shall specific by written notice so given.

5.4 Entire Agreement. This Agreement, together with the agreements and other documents to be delivered pursuant hereto constitute the complete and exclusive written expression of the terms and conditions of the agreement among the parties and supersedes all prior or contemporaneous proposals, agreements, understandings, negotiations and discussions, oral or written, between the parties pertaining to the subject matter hereof. This Agreement may not in any way be explained, supplemented, or modified by: (a) any prior or existing course of dealings; (b) any prior performance of the parties; or (c) any other method, unless amended in writing by all of the parties hereto.

5.5 Headings. The article and section headings contained herein are included solely for convenience, are not intended to be full or accurate descriptions of the content thereof and shall not be considered part of this Agreement.

5.6 Governing Law. This Agreement shall be enforced in accordance with and governed by the laws of the State of Nebraska.

5.7 Severability. If for any reason whatsoever, any one or more of the provisions of this Agreement shall be held or deemed to be inoperative, unenforceable or invalid as applied to any particular case or in all cases, such circumstances shall not have the effect of rendering such provision invalid in any other case or of rendering any of the other provisions of this Agreement inoperative, unenforceable or invalid.

5.8 Survival. All of the terms, conditions, warranties and representations contained in this Agreement shall survive the execution hereof and delivery of any bill of sale, assignment and assumption agreement and delivery of the consideration hereunder and Closing for a period of six (6) months after Closing; provided, however, Sections 2.2 and 2.3 shall survive Closing until the expiration of the applicable statute of limitations.

IN WITNESS WHEREOF, the parties have executed this Agreement and caused the same to be duly delivered on their behalf on the day and year hereinabove first set forth.

BUYER: KeyOn Communications, Inc.

Date: October 18, 2007	By:	/s/ Robert Handell
Robert Handell, Executive Vice President

SELLER: MicroLnk, LLC

By:	KeyLnk, LLC, manager

Date: October 18, 2007	By:	/s/ Lawrence S. Bird
Lawrence S. Bird, Manager

List of Schedules and Exhibits

Schedule 1.1(a)	Personal Property

Schedule 1.1(b)	Site Leases

Schedule 1.1(c)	Subscriber Contracts

Schedule 1.2	Form of Closing Statement

Schedule 1.3(c)	Telecommunications Access and Usage Obligations

Exhibit A	Bill of Sale, Assignment and Assumption Agreement

Exhibit B	Site License

Schedule 1.1(a)	Personal Property